UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66069

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VCS VENTURE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 BROADWAY, SUITE 1502
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/16/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

State of Texas, County of Collin

I, JOHN LEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VCS VENTURE SECURITIES LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
John David McLin
ID NUMBER
133855041
COMMISSION EXPIRES
July 12, 2026

Signature: John Christopher Leo 04/10/2023

Title: Shareholder

John David McLin 04/10/2023
Notary Public

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VCS VENTURE SECURITIES LLC
(formerly Primary Capital, LLC)

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-66069

YEAR ENDED DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

CONFIDENTIAL TREATMENT REQUESTED

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
December 31, 2022

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of VCS Venture Securities, LLC

Opinion

We have audited the accompanying statement of financial condition of VCS Venture Securities, LLC, as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of VCS Venture Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of VCS Venture Securities, LLC's, management. Our responsibility is to express an opinion on VCS Venture Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VCS Venture Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of VCS Venture Securities, LLC's financial statements. The supplemental information is the responsibility of VCS Venture Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as VCS Venture Securities, LLC's auditor since 2019.

Adeptus Partners, LLC

Ocean, New Jersey
April 10, 2023

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	365,056
Advances receivable		16,489
Prepaid expenses		60,225
Due from broker		90,290
Total Assets	$	532,060
Liabilities and members' equity		
Commissions payable	$	274,044
Accounts payable and accrued expenses		60,861
Total liabilities		334,905
Members' equity		197,155
Total liabilities and members' equity	$	532,060

The Notes to Financial Statements are an integral part of this statement.

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Statement of Income
Year Ended December 31, 2022

Revenues		
Placement income	$	1,736,494
Commissions		689,614
Investment banking income		864,311
Total revenues		3,290,419
Expenses		
Commissions		2,220,049
Compensation and benefits		290,956
Professional fees		139,020
Clearing fees		133,981
Regulatory		104,442
Computer and internet		32,433
Other		23,977
Travel and entertainment		18,614
Rent		14,541
Office expenses		12,995
Total expenses		2,991,008
Net income	$	299,411

The Notes to Financial Statements are an integral part of this statement.

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Statement of Changes in Members' Equity
Year Ended December 31, 2022

Balance, January 1, 2022	$	107,744
Capital contributions		170,000
Capital distributions		(380,000)
Net income		299,411
Balance, December 31, 2022	$	197,155

The Notes to Financial Statements are an integral part of this statement.

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	299,411
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expense		12,423
Due from broker		(21,094)
Advances receivable		17,127
Security deposit		2,400
Commissions payable		(120,300)
Settlement payable		(175,000)
Accounts payable and accrued expenses		4,851
Net cash provided by operating activities		19,818
Cash flows from financing activities		
Members' contributions		170,000
Members' distribution		(380,000)
Cash used in financing activities		(210,000)
Net decrease in cash		(190,182)
Cash, beginning of year		555,238
Cash, end of year	$	365,056

The Notes to Financial Statements are an integral part of this statement.

1. NATURE OF BUSINESS

VCS Venture Securities LLC (the "Company", formerly known as Primary Capital, LLC) is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). As of July 14, 2022, Leo Capital Markets, LLC, the Company's single member parent company, sold a twenty percent (20%) interest in the Company to New Age Capital Management, LLC (NACM). The member interests purchase agreement further provides that NACM shall purchase the remaining interests, subject to FINRA approval, upon reaching certain trigger events. Such trigger events have not yet occurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented using the accrual basis of accounting in according with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP."

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash equivalents. Cash and equivalents include investments with initial maturities of three months or less.

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. At December 31, 2022, the Company had $56,630 of cash balances in excess of the federally insured limits.

Revenue Recognition

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recognized on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking and Placement Income

The Company is engaged by business entities that want to raise funds through a sale of securities and/or to perform investment banking advisory, consulting, due diligence and compliance services. Revenues are earned from fees arising from securities offerings, in which the Company acts as a placement agent or solely as a finder. Other services the Company provides to clients are merger and acquisition related placement services, due diligence and capital raising.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts, if deemed necessary. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. As of December 31, 2022, there is no balance for allowance for doubtful accounts deemed necessary by the Company.

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical securities

Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. There are no securities owned by the Company on December 31, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a LLC, treated as partnership for tax purpose, and accordingly, the Company will file a Federal and state income tax return whereby all components of revenue and expense will be allocated to the members and any income taxes due will be the responsibility of each member.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

Leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2022 and April 10, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. DUE FROM CLEARING BROKER

At December 31, 2022, the amount due from the Company's clearing broker consists of net commissions receivable of $40,290 and a clearing broker deposit of $50,000.

4. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2022 the Company had regulatory net capital of $120,441, which was exceeded by net capital requirements by $98,114. The Company's ratio of aggregate indebtedness to net capital was 2.78 to 1.00.

5. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. As of December 31, 2021, the Company accrued $175,000 for a legal settlement. These amounts were paid in 2022.

6. CONCENTRATIONS

For the year ended December 31, 2022, the Company had customers representing 51% (related party, see Note 7) and 15% of total revenue, respectively.

7. RELATED PARTY TRANSACTIONS

The Company earned private placement revenues of $1,674,744 from a Fund owned and managed by a family member of an owner of the Company.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2022

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
with Reconciliation of Net Capital to FOCUS Report
December 31, 2022

Net Capital		
Members' equity	$	197,155
Non-Allowable Assets:		
Prepaid expenses		60,225
Advances receivable		16,489
Total Non-Allowable Assets		76,714
Net capital	$	120,441
Aggregated Indebtedness		
Commissions payable	$	274,044
Accounts payable and accrued expenses		60,861
Total aggregate indebtedness	$	334,905
Computation of Basic Net Capital Requirement		
Minimum net capital requirement of 6-2/3 percentage of aggregate indebtedness of $334,905 or $5,000, whichever is greater	$	22,327
Excess net capital	$	98,114
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	86,951
Ratio: aggregate indebtedness to net capital		2.78 to 1.00

There is no material difference between the above computations and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report filed (as amended) on April 10, 2023.

The Notes to Financial Statements are an integral part of this statement.

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of VCS Venture Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) VCS Venture Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which VCS Venture Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the “exemption provision") and (2) VCS Venture Securities, LLC stated that VCS Venture Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) mutual fund sales to retail customers, (2) variable life insurance or annuity sales to retail customers, (3) investment advisory services, and (4) private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

VCS Venture Securities, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VCS Venture Securities, LLCs compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

Ocean, New Jersey
April 10, 2023

VCS Venture Securities LLC's Exemption Report (Assertions Report)

VCS Venture Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2022, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited (1) underwriting securities (2) private placements (3) consulting services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

VCS Venture Securities LLC

I, John Leo, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: John C. Leo

Title: Shareholder

April 10, 2023